Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: June 11, 2002

MEMORANDUM TO:  EchoStar/HUGHES Merger Supporters

FROM:	Judianne Atencio, Director of Communications, EchoStar Communications Richard Doré, Director of Corporate Communications, Hughes Electronics

          Over the last several months, a diverse collection of consumer groups, rural organizations, government officials, business groups and private citizens have voiced their support of the pending merger of EchoStar Communications Corporation and Hughes Electronics Corporation.

          In light of your ongoing interest in merger developments, we thought you might find useful the following compilation of excerpts in support of the merger. As you’ll see below, the broad range of support reflects the numerous benefits these groups and individuals see resulting from the merger. These benefits include the proposal announced by HUGHES and EchoStar on February 26, 2002, that is designed to enable the combined company to deliver local broadcast television channels in all 210 designated market areas across the United States as soon as 24 months following the completion of the merger, and the ability of the combined company to provide competitively-priced high-speed Internet access via satellite.

          In addition to these comments and communications, the Federal Communications Commission has received several thousand letters, filings and comments supporting the merger.

          This compilation is provided as a resource for any future articles on the merger. As additional comments are compiled, we will forward them to you via e-mail for your files.

          -- House Majority Leader Richard K. Armey (R-Texas) in an April 16 letter to FCC Chairman Michael Powell:
          “These companies have obviously determined that consumers would have access to more services through the combined company than would otherwise be available, including not only more channels to choose from, but also more different types of television offerings – like expanded high-definition television, pay-per-view, high-speed Internet access and video on demand.”

          -- Rep. Rick Boucher (D-Va.) in a commentary in the May 23 edition of The Hill:
          “In view of the tremendous benefits rural residents will receive from the merger and the absence of any disadvantage to them, I am strongly supporting approval of the proposed merger by both the Department of Justice and the Federal Communications Commission. I hope that those approvals will be provided in the near future so that my constituents can benefit from the local-into-local television service and the high speed Internet access services which the merger will rapidly bring.”

          -- Rep. Barney Frank (D-Mass.) told constituents in a May 16 letter as reported May 17 in Broadcasting & Cable:
          “Based on my analysis, both as a matter of national antitrust policy and in terms of the impact I believe it will have on people I represent, especially in Southeastern Massachusetts, I support the merger. The current system has cable companies acting as a de facto monopoly in most places. Consumers deserve a competitive alternative, and I believe a combined DBS [direct-broadcast satellite] provider would be just that.”

          -- Rep. Jim DeMint (R-S.C.) in a May 15 letter to Attorney General John Ashcroft:
          “Consumers are likely to benefit because efficiencies will allow the merged company to reach more rural communities with ‘local-into-local’ television and broadband (high speed) Internet connections. In addition EchoStar has promised that it will offer nationwide pricing so that everyone in the country pays the same price.”

          -- Senator Max Cleland (D-Ga.) in an April 10 letter to FCC Chairman Michael Powell:
          “As you know, much of my state is rural and does not currently have an option for receiving affordable, high speed Internet service. The proponents of the EchoStar-DIRECTV merger state that the combined company will be able to deliver high speed service to the entire country at a nationwide rate As you know, high-speed service is not a luxury, but it is becoming necessary to deliver business and educational material As you review this merger at the FCC, I hope you will review the opportunity this represents for ensuring that more Americans, especially those in rural and traditionally underserved areas, have access to high-speed Internet service.”

          -- Senator Bob Smith (R-N.H.) in a May 23 letter to FCC Chairman Michael Powell:
          “Proponents have stated that the merger will benefit from the massive increase in Direct Broadcast Satellite capacity, which will result in the elimination of duplicative programming. As a result, consumers will not only have access to national broadcasts, but local broadcasting with a digital-quality picture and CD-quality sound at competitive rates.”

          -- Louisiana Gov. Mike Foster wrote in a January 17 letter to Attorney General John Ashcroft:
          “Creation of a new satellite company with the size and technology to match cable TV’s offerings in programming choices and high-speed Internet access would benefit our state’s consumers and serve as a healthy competitive stimulus for the pay-TV market.”

          --Georgia Gov. Roy E. Barnes wrote in an April 30 letter to FCC Chairman Michael Powell:
          “As we enter the 21st century it has become increasingly important, if not imperative, for consumers to have access to high-speed Internet services for businesses, educational and communications purposes. Not only would this merger provide new programming, expanded coverage of local channels, high-speed Internet access and other broadband services via satellite, it would also initiate competition with the pay television market.”

          Other governors supporting the merger include Mike Huckabee, Arkansas; Bill Owens, Colorado; Jane Swift, Massachusetts; Mike Johanns, Nebraska; Gary Johnson, New Mexico; Frank Keating, Oklahoma; Lincoln Almond, Rhode Island; William Janklow, South Dakota, and Scott McCallum, Wisconsin.

          -- The National Conference of Black Mayors (NCBM) on April 25 passed a resolution urging the FCC to approve the merger. The organization is composed of 500 black mayors who represent cities with a combined population of 40 million:
          “(The) NCBM urges the Federal Communications Commission to grant approval of the transfer of licenses and authorization from Hughes Electronics Corporation to EchoStar Communications Corporation, and that NCBM believes that people of color in our communities stand to gain significantly as a result of this action by the Federal Communications Commission.”

          -- J. Lynn Crane, mayor of Herriman, Utah, wrote in the May 5 edition of The Salt Lake Tribune:
          “This merger would benefit television viewers, whether they get their service from satellite, cable or broadcast. And it would benefit Internet users by providing a new source of reasonably priced high-speed online access. That second reason is most important for Utah, because the merger would mean that every home and business in the state would be able to get high-speed Internet hookups, the so-called broadband access.”

          -- Christian Josi, Executive Director of the American Conservative Union, in a January 17 letter to U.S. Attorney General John Ashcroft:
          “I can’t think of another potential merger more deeply rooted in free market principals or more clearly in the public interest. Permitting this merger to go ahead would open the door to a new level of competition between satellite providers and cable companies in the pay-TV market, where big cable companies now enjoy an 80 percent share.”

          -- Bob Stallman, President of the American Farm Bureau Federation, in a letter to Congress on December 17:
          “...the American Farm Bureau Federation believes that the proposed merger is good for rural America. It will help revitalize rural communities and small businesses and improve the quality of life of American farm and ranch families.”

          -- Grover G. Norquist, President of Americans for Tax Reform, in a January 4 letter to FCC Chairman Michael Powell:
          “In today’s technologically charged communications industry, it’s clear that competitive choice has to come through competition across technologies. The new EchoStar would expand that kind of competition and provide a market-based competition for the cable companies and Bells. A timely approval of this merger without burdensome conditions is clearly in the public interest.”

          -- Jason Thomas, Staff Economist for Citizens for a Sound Economy, in a letter to U.S. Attorney General John Ashcroft on January 30:
          “Satellite TV has provided a welcome competitive alternative to cable in the pay-TV market. The combined EchoStar and DIRECTV could make much more productive use of their now redundant broadcast spectrum and expand their competition with cable.”

          -- David Charles, MD, National Alliance of Medical Researchers & Teaching Physicians, in a January 28 letter to FCC Chairman Michael Powell:
          “The EchoStar/DIRECTV merger would solve that problem by making broadband easily accessible from every home in every suburb, rural county and inner-city neighborhood in America. The ‘Digital Divide’ would shrink from a chasm to a small fissure.”

          -- Mark Q. Rhoads, Vice President of the US Internet Council, in a January 13 letter to FCC Chairman Michael Powell:
          “For Americans in communities already served by DSL and cable broadband providers, the addition of satellite-delivered broadband services represents an enrichment of competitive choice. For rural residents who have no current access to broadband, the merged satellite company would provide national coverage and access to the digital future. Satellite delivery of broadband services is essential to the economic future of rural communities.”

          -- Amy Ridenour, President of the National Center for Public Policy Research, in a letter to FCC Chairman Michael Powell on January 17:
          “In the classic free-market tradition, the merger would hold down the costs and improve service in the pay-TV market by introducing a significant new level of competition. EchoStar and DIRECTV together could make dramatically more effective use of their combined broadcast spectrum, a finite and valuable commodity that cannot be reproduced.”

          -- Patrick Gottsch, President of RFD-TV, in a February 25 letter to FCC Chairman Michael Powell:
          “Just as our forefathers revolutionized communication for rural America with the advent of mail delivery to ‘isolated’ areas 105 years ago, this merger has this same potential impact to make ‘city’ and ‘country’ equal. Without a network of ponies and riders, there would have been no Pony Express. Without someone having the foresight to lay tracks across the most rugged terrain, there would have been no Iron Horse, and the West would not have opened to civilization. The merger of DISH Network & DIRECTV has the potential to be that ‘Golden Spike’ ”

          -- Karen Kerrigan, Chairman of the Small Business Survival Committee, in a letter to FCC Chairman Michael Powell on January 3:
          “The merger of these two leading DBS companies would mean enriched competition for cable companies in the Multi-Channel Video Programming Distribution (MVPD) market. More competition means better and more innovative offers for consumers and small businesses. In terms of offering competitive pricing and driving the rollout of advanced services, the EchoStar/DIRECTV merger would do for the MVPD market what the Telecom Act of 1996 is still trying to do for the telecom market.”

          -- David P. McClure, President & CEO of the United States Internet Industry Association, in a January 30 filing with the FCC:
          “The acquisition of Hughes Electronics by EchoStar Communications will create a stronger, more capable satellite company that is better able to compete, will have the resources to expand products and services, will reach rural areas better than any other existing platform, and will offer expanded choices to Internet Service Providers and their customers. USIIA strongly recommends approval of the request for transfer of control.”

          -- Former U.S. Senator Malcolm Wallop, President of the Frontiers of Freedom, in the January 22 edition of USA Today:
          “The proposed EchoStar/DIRECTV merger is a winner for everyone. Their combined broadcast spectrum would give the new company the technical ability to carry many more local channels. And, of course, that spectrum would let them offer nationwide satellite delivery of high-speed Internet access and other broadband digital services. Satellite delivery of those services by the merged EchoStar and DIRECTV would be a competitive sweetener for areas already served by cable and satellite TV companies. For many rural areas of the West, however, this merger offers the only affordable ticket to the digital future.”

          -- Beth Hahn, President of the American Homeowners Grassroots Alliance, in a Letter to the Editor in the Wilkes-Barre Times Leader on May 5:
          “We all know cable needs a stronger competitor… The two satellite companies together reach only 17 percent of the total pay-TV market; cable television controls 80 percent. Homeowners would benefit from the merger through increased programming, since the combined competitor will have more satellite spectrum available to air more local channels, more movies, and more interactive services and HDTV.”

Supporters of EchoStar/HUGHES Merger

Members of Congress

Senators
1) Senator Max Cleland (D-Ga.)

2) Senator Bob Smith (R-N.H.)

Representatives
1)  Congressman Dick Armey (R-Texas)
2)  Congressman Rick Boucher (D-Va.)
3)  Congressman Jim DeMint (R-S.C.)
4)  Congressman Sam Graves (R-Mo.)
5)  Congressman Barney Frank (D-Mass.)
6)  Congressman William J. Jefferson (D-La.)
7)  Former Congressman Scott Klug (R-Wis.)
8)  Congressman Bob Schaffer (R-Colo.)
9)  Congressman Tom Tancredo (R-Colo.)

Governors
1)  Lincoln Almond (R-R.I.)
2)  Roy Barnes (D-Ga.)
3)  Mike Foster (R-La.)*
4)  Mike Huckabee (R-Ark.)
5)  William Janklow (R-S.D.)*
6)  Mike Johanns (R-Neb.)
7)  Gary Johnson (R-N.M.)
8)  Frank Keating (R-Okla.)
9)  Scott McCallum (R-Wis.)
10) Bill Owens (R-Colo.)
11) Jane Swift (R-Mass.)

Mayors
1)  Baton Rouge, La. Mayor Bobby Simpson (R)*
2)  Herriman, Utah Mayor J. Lynn Crane
3)  Springfield, Mass. Mayor Michael J. Albano (D)
4)  National Conference of Black Mayors, Inc.

National Organizations
1)  American Conservative Union
2)  American Farm Bureau
3)  American Homeowners Grassroots Alliance*
4)  Americans for Tax Reform*
5)  Association for Competitive Technology*
6)  Citizens Against Government Waste*
7)  Citizens for a Sound Economy*
8)  Competitive Enterprise Institute*
9)  Defender's of Property Rights
10) Frontiers of Freedom*
11) Independent Women's Forum*
12) National Center for Public Policy Research*

13) National Alliance of Medical Researchers & Teaching Physicians*
14) Project 21*
15) Small Business Survival Committee*
16) US Internet Council*
17) US Internet Industry Association*

Businesses
1)  Circuit City Stores*
2)  RFD-TV*
3)  Sharp Electronics Corporation*
4)  Thomson multimedia

* Letters from these supporters are available on the FCC website under proceedings number 01-348.

Judianne Atencio  (303) 723-2010
Richard Doré  (310) 662-9670

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.

The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Neither EchoStar, GM, Hughes Holdings nor Hughes prepared these quoted statements and neither EchoStar, GM, Hughes Holdings nor Hughes has verified the accuracy of any particular statement made in these excerpts.

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